Yuval Ruhama
Vice President of Finance
Metalink Ltd.
Tel:  972-9-9605395
Fax: 972-9-9605544
yuvalr@metalinkBB.com

Ranen Cohen-Orgad
Director of Investor Relations & Corporate Communications
Metalink Ltd.
Tel:   972-9-9605450
Fax:  972-9-9605399
ranenc@metalinkBB.com

                     Metalink Reports First Quarter Results




Yakum, Israel, April 27, 2005 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high performance wireline and wireless broadband communication silicon solutions, today announced results for the first quarter ended March 31, 2005.

For the first quarter ended March 31, 2005, revenues were $3.0 million compared to $5.7 million for the fourth quarter of 2004 and $5.3 million for the first quarter of 2004. Net loss for the first quarter of 2005 was $(5.3) million, or $(0.27) per share, compared to $(3.7) million, or $(0.19) per share, for the fourth quarter of 2004 and $(2.8) million, or $(0.15) per share, for the first quarter of 2004. Metalink's cash, cash equivalents, short and long-term investments at the end of the first quarter of 2005 were $46.6 million.

Revenues for the quarter are in line with the revised guidance provided on April 4, 2005. First quarter revenues reflect stable demand for symmetric DSL legacy product lines in Europe, and a decline in VDSL revenues mainly due to push-out of orders in Asia-Pacific. The increase in operating expenses for the quarter derives primarily from non-recurring expenses of approximately $600,000 related to employee expenses and the consolidation of research and development activities. This consolidation process is expected to result in savings to the Company in the second half of 2005 and beyond.

Despite the shortfall in VDSL revenues during the first quarter, the Company believes that the fundamentals related to its VDSL business have improved. In particular, the adoption by the Japanese telecom standardization body (TTC) and the ITU of a new band plan to support 100Mbps symmetric VDSL services is a development that is favorable to Metalink and challenging to its competitors due to the fact that Metalink-based symmetric 100Mbps VDSL systems are the only products available that meet the standard's performance requirements. The Metalink-based VDSL systems offered by top-tier Japanese equipment providers are currently in advanced evaluation stages by the leading Japanese operators, demonstrating unprecedented performance of symmetric 100Mbps at a reach exceeding 200 meters.

In parallel to its VDSL developments, Metalink has continued to make significant progress with its WLANPlus(TM) program. During the quarter, Metalink initiated an Alpha relationship with a leading equipment vendor for the development of a Multi-Room Video over Wireless Set-Top Box and Personal-Video-Recorder equipment. In addition, the Company expects to announce the availability of its first wireless LAN product during the second quarter of 2005.

Commenting on the results, Metalink's Chairman and CEO, Tzvika Shukhman, said, "Although we experienced a push-out of orders during the quarter that was the main cause for our decline in revenues, our market positioning in Japan continues to strengthen. The band plan decision adopted by the Japanese standardization body has given us a unique window of opportunity as the only provider whose chipsets are currently designed in VDSL systems adhering to the required transmission capabilities."

Mr. Shukhman continued, "While we are encouraged by this significant long- term growth opportunity, it remains difficult to quantify the impact that Japan will make on our 2005 revenues. Consequently, considering the shortfall in our first quarter revenues, it will be a greater challenge to meet our guidance of approximately $30 million revenues for 2005." About Metalink

Metalink Ltd. (NASDAQ: MTLK) develops high performance silicon solutions revolutionizing the broadband experience by facilitating the convergence of telecommunication, networking and entertainment. Metalink's DSL and WLAN technologies are designed to enable true broadband connectivity in every home.

Metalink's DSL products offer service providers a cost-effective network upgrade to support triple-play services. Using Metalink's innovative VDSL technologies operators can deliver fiber-like speeds over existing copper infrastructure. Metalink's chipsets are deployed in millions of DSL lines by leading service providers worldwide.

Metalink aims to redefine the home broadband experience by introducing WLANPlus(TM) - a high-throughput wireless LAN technology, 5-10 times faster than currently available wireless LAN 802.11a/b/g technologies. Featuring MIMO technology adopted by the 802.11n standardization, WLANPlus enables room-to-room networking of multiple high-definition video streams.

Metalink is a fabless semiconductor company headquartered in Yakum, Israel. The company has subsidiaries in California, South Korea, and Japan as well as offices in Beijing, China and Atlanta, Georgia. Further information is available at http://www.metalinkbb.com

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.




                                 (Tables Follow)

                                 METALINK LTD.


                           CONSOLIDATED BALANCE SHEETS



                                                                                March 31,                  December 31,
                                                                                  2005                         2004
                                                                              (Unaudited)
                                                                                            (in thousands)
ASSETS
Current assets
  Cash and cash equivalents                                                         $  3,576                    $  12,239
  Short-term investments                                                              18,695                       16,191
  Trade accounts receivable                                                            2,049                        4,228
  Other receivables                                                                    2,052                        2,201
  Prepaid expenses                                                                     1,220                          801
  Inventories                                                                          6,149                        4,861
       Total current assets                                                           33,741                       40,521

Long-term investments                                                                 24,355                       22,639

Severance pay fund                                                                     2,002                        1,897

Property and equipment, net                                                            4,634                        4,746

                                                                                   $  64,732                    $  69,803

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Trade accounts payable                                                           $   1,993                    $   2,323
  Other payables and accrued expenses                                                  4,737                        4,354
       Total current liabilities                                                       6,730                        6,677

Accrued severance pay                                                                  3,135                        2,836

Shareholders' equity
  Ordinary shares of NIS 0.1 par value (Authorized - 50,000,000 shares, issued and outstanding -20,179,748 and 20,174,748 shares as of March 31, 2005 and
    December 31, 2004, respectively)                                                     603                          603
  Additional paid-in capital                                                         130,168                      130,134
  Deferred stock compensation                                                            (11)                         (20)
  Accumulated other comprehensive loss                                                  (320)                        (137)
  Accumulated deficit                                                                (65,688)                     (60,405)
                                                                                      64,752                       70,175

  Treasury stock, at cost; 898,500 as of
     March 31, 2005 and December 31, 2004                                             (9,885)                      (9,885)
       Total shareholders' equity                                                     54,867                       60,290

                                                                                   $  64,732                    $  69,803


                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                                    Three months ended March 31,
                                                                                  2005                        2004
                                                                             (Unaudited)                 (Unaudited)
                                                                                           (in housands,
                                                                                   except share and per share data)


Revenues                                                                           $   3,001                   $   5,312
Cost of revenues:
  Costs and expenses                                                                   1,521                       2,489
  Royalties to the Government of Israel                                                   71                         152
      Total cost of revenues                                                           1,592                       2,641


   Gross profit                                                                        1,409                       2,671

Operating expenses:
  Gross research and development                                                       5,344                       4,262
  Less - Royalty bearing and other grants                                                935                         729
  Research and development, net                                                        4,409                       3,533

  Selling and marketing                                                                1,735                       1,558
  General and administrative                                                             851                         648
  Non-cash compensation                                                                    9                         103
      Total operating expenses                                                         7,004                       5,842


   Operating loss                                                                    (5,595)                     (3,171)

Financial income, net                                                                    312                         360

   Net loss                                                                      $   (5,283)                 $   (2,811)

Loss per ordinary share:
Basic                                                                             $   (0.27)                  $   (0.15)

Diluted                                                                           $   (0.27)                  $   (0.15)

Shares used in computing loss per ordinary share:
Basic                                                                             19,277,342                  19,008,667

Diluted                                                                           19,277,342                  19,008,667
